Exhibit 99.(d)(10)(B)

Schedule A

to

Sub-Advisory Agreement between

Park Avenue Institutional Advisers LLC and

Lord, Abbett & Co. LLC

Dated August 8, 2016

Amended as of March 3, 2025

Series	Fee (as an annual percentage of average daily net assets of the Series):

Guardian Core Plus Fixed Income VIP Fund	0.225% on first $250 million in assets; 0.20% on assets over $250 million

Guardian U.S. Government Securities VIP Fund	0.12% on first $100 million in assets; 0.10% on next $200 million in assets; 0.08% on assets over $300 million